December 9, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-7010

Attn:  Jill S. Davis, Branch Chief

Re:                               Pierre Foods, Inc.

Form 10-K for Fiscal Year Ended March 5, 2005

Filed June 3, 2005

Form 10-Q for Fiscal Quarter Ended June 4, 2005

Filed July 19, 2005

File No. 0-07277

Ladies and Gentlemen:

We submit this letter in response to a request by the Staff of the Securities and Exchange Commission to provide supplemental information to previously submitted responses (submitted November 1, 2005 to the Staff) in response to original comments of the Staff received by letter dated September 15, 2005 relating to the above referenced filings of Pierre Foods, Inc. (the “Company”).

Set forth below is the Staff’s original comment and the Company’s original response followed by the Company’s supplemental response.  This letter has been filed with the Staff as correspondence through EDGAR.

Original Response Submitted on November 1, 2005:

Predecessor Pierre, page 27

3.  Comment—We note the allocation of the transaction entered into on March 8, 2004, as permitted by the Fourth Supplemental Indenture, was to Retained Earnings of $11,900,276 and Common Stock of $339,639.  Please explain to us the basis for the adjustment to Common Stock and how you determined the amount of the adjustment.

Response–Columbia Hill Aviation (“CHA”) was a related party entity with which the Company had an aircraft leasing arrangement.  Beginning with the Company’s Annual Report on Form 10-K for the year ended March 1, 2003, CHA was consolidated with the Company under EITF 90-15 and D-14, and FIN 46(R) because the Company considered CHA to be a non-independent special purpose leasing entity.  In connection with the Restructuring, the Company’s aircraft leasing arrangement with CHA was eliminated.    Upon elimination of the aircraft leasing agreement, consolidation of CHA with the Company was no longer required under EITF 90-15 and D-14, and FIN 46(R).  The adjustment to common stock of $339,639 represents the deconsolidation of CHA’s members’ equity as shown in its historical financial statements on the date of the Restructuring.

Supplemental Response:

Please note the date “March 1, 2003” in the above paragraph should have been “March 2, 2002.”

Pierre Foods and CHA were consolidated for SEC reporting purposes in the Annual Reports on Form 10-K for the years ended March 2, 2002, March 1, 2003 and March 6, 2004.  This consolidation was required based on CHA being considered a non-independent special purpose leasing entity of the Company.  CHA was not a subsidiary of the Company and it was owned 100% by PFMI (which is not included and was not at any such times, in the Company’s consolidated financial statements).

The impact to shareholders’ equity in the Company’s fiscal 2002 Annual Report on Form 10-K (the first year of consolidation) was an increase in Additional Paid In Capital totaling $339,639.  The following fiscal year, on July 26, 2002, PFMI closed a management buyout of the Company, at which point the Company became a wholly-owned subsidiary of PFMI and there was no longer a public trading market for the Company’s common stock.  Subsequent to this transaction, as a result of the recapitalization, all amounts previously classified as “Additional Paid In Capital” and “Common Stock” were combined and classified as “Common Stock Class A” in the Company’s statement of shareholders’ equity (including the aforementioned $339,639 relating to CHA).

As previously noted above, in connection with the Restructuring on March 8, 2004, the Company’s aircraft leasing arrangement with CHA was eliminated and the Company took title to the aircraft.  Upon elimination of the aircraft leasing agreement, consolidation of CHA with the Company was no longer required.  The adjustment to common stock of $339,639 represents the deconsolidation of CHA’s members’ equity as shown in CHA’s historical financial statements on the date of the Restructuring.

Had this been a typical parent/subsidiary consolidation, the capital/equity of the subsidiary would have been eliminated in consolidation.  However, this was not a parent/subsidiary relationship but instead was more analogous to a combination of two entities.  Therefore the capital/equity of CHA was not eliminated when it was consolidated with Pierre Foods originally.  As a result, upon the de-consolidation of CHA, there was a reduction in capital/equity for the balance associated with CHA.

The Company acknowledges to the Securities and Exchange Commission that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K and Form 10-Q filings. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If this response is not satisfactory or if you have additional comments or questions concerning the above responses, please contact me by telephone at (513) 682-1352, by fax at (513) 682-1330 or by email at Joe.Meyers@Pierrefoods.com.  The Company intends to file a Form 10-K/A as previously indicated in our letter to the SEC dated November 1, 2005 in response to comments from the Staff received by letter dated September 15, 2005.

Sincerely,

/s/ Joseph W. Meyers

Joseph W. Meyers,
Vice President, Finance